Exhibit 1

NEWS

Client:	AMERICAN ISRAELI PAPER MILLS LTD.

Agency Contact:	PHILIP Y. SARDOFF

For Release:	IMMEDIATE

American Israeli Paper Mills Ltd.
Packaging Paper Production System

Hadera, Israel, March 10, 2008 – American Israeli Paper Mills Ltd. (AMEX:AIP) [AIPM] announced that pursuant to the Company’s announcement dated November 19, 2006 and October 16, 2007 regarding the decision to establish – at the Company’s Hadera site – a new Production System for packaging paper produced from paper and board waste, with an output capacity of approximately 230 thousand tons per annum, at an investment of NIS 690 million (approximately $170 million), the Company is hereby honored to announce that it has completed the signing of the central agreements for acquiring the principal equipment for the said Production System.

The said equipment was acquired from the leading companies in the world in the manufacture and sale of paper machines, with the central equipment for the manufacturing array being ordered from Italian company Voith, while additional complementary items were ordered from Finnish company METSO.

According to the signed agreements, the Company will pay a total sum of € 48.4 million for the equipment detailed above. Some of the equipment will already be supplied in the coming months, whereas the rest of the above equipment will be supplied by the beginning of 2009.

Pursuant to the signed agreements, the Company is expected to sign agreements with additional suppliers and contractors, including for the acquisition of additional equipment necessary for the Production System, for the construction of the manufacturing building, assembly, etc.

The above report constitutes forward-looking information that is based on the Company’s current information and estimates. The implementation of the program and its results may differ from current estimates due to various factors, including factors that lie outside the control of the Company, including changes in market conditions and costs.